Exhibit 21.1

Subsidiaries of the registrant

Name	State of Incorporation or Organization
Texas Sterling Construction Co.	Delaware
Texas Sterling – Banicki, JV LLC	Texas
Road and Highway Builders, LLC	Nevada
Road and Highway Builders Inc.	Nevada
RHB Properties, LLC	Nevada
Road and Highway Builders of California, Inc.	California
Sterling Hawaii Asphalt, LLC	Hawaii
Ralph L. Wadsworth Construction Company, LLC	Utah
Ralph L. Wadsworth Construction Co. LP	California
J. Banicki Construction, Inc.	Arizona
Myers & Sons Construction, L.P.	California
Myers & Sons Construction, LLC	California
Tealstone Commercial, Inc.	Texas
Tealstone Residential Concrete, Inc.	Texas
Plateau Excavation, Inc.	Georgia
DeWitt Excavation, LLC	Florida
LK Gregory Construction, Inc.	Tennessee